Contact

www.linkedin.com/in/tiffanyp (LinkedIn)
www.shineonsierraleone.com (Company)
www.tribewanted.com (Company)
www.huffingtonpost.com/tiffany-persons/ (Blog)

Top Skills

Social Media
Non-profits
Blogging

Tiffany Persons

In all that I do, my commitment is to empower authenticity, integrity and inclusivity for all.
Topanga, California, United States

Summary

Tiffany Persons founded Tiffany Company Casting in 2005. She and her team provide commercial casting for some of the largest brands in the world: American Express, Google, AT&T, Nike, Apple, Washington Mutual, Facebook, Disneyland, Starbucks to name a few...

Known for bringing joy, passion and vulnerability to the advertising world, Tiffany is a champion for the beautiful communities of Sierra Leone. With unabashed enthusiasm and the collective generosity of so many, Shine On Sierra Leone has created groundbreaking education, healthcare, micro-loans, sustainability, and agriculture programs.

Most recently, she has lead trainings on Black culture in media to change the conversation about minority groups in marketing at its root and began her adventure in the world of storytelling. Her films range from provocative thrillers to heart-centric, transformative documentaries - with the through line of all being created for the sake of progressing humanity.

Tiffany is currently based in Topanga Canyon in the Los Angeles area where she lives with her five incredible children.

Experience

Tiffany Company Casting
Owner
May 2005 - Present (18 years 6 months)
Los Angeles

Tiffany Company Casting (tiffanycompanycasting.com) known as the leader in the industry for casting commercials featuring real people, real stories and real feelings about the brands they represent. It perfectly aligns with Tiffany Company Castings' chosen mission "getting to the heart of the matter."

Shine On Sierra Leone

Founding Director

2005 - Present (18 years)

Over the past decade, Shine on Sierra Leone (shineonsierraleone.org) has helped:

* Over 3,500 Women's small businesses financed with a 97% successful ROI
* 14,000+ individuals became computer literate
* 1000's of elementary students receive education that otherwise would not be available
* 100's of adults have gained literacy
* 63 children orphaned due to the Ebola virus will receive full Scholarships to get a college degree

SOSL’s initiatives and campaigns are based on the philosophy: we are all meant to shine, thrive and evolve.

Tiffany has been honored by the United Nations as a Woman Of The World, Eckhart Witzigmann (Chef of the Century) "Creative Responsibility" Award [2017] for the innovative Bone Soup Project, University of Pennsylvania Center for African Studies Rev. Martin Luther King, Jr. Lecture in Social Justice Award [2015] the BMW "Women Pay-It-4ward So We All Can Rise" Award, Sustainability Award [2011] and featured in various popular domestic and international publications including: Elle, Vibe, Emirates Woman, and People.

David&Goliath

Director of Empathy

August 2020 - December 2022 (2 years 5 months)

Los Angeles, California, United States

"Director of Empathy" was a title created by David & Goliath (dng.com) CEO David Angelo with Tiffany's unique experience and qualifications in mind. As a veteran of the Advertising industry, philanthropist, and, most importantly, as a Black woman, she has been brought on-board to support and expand the social consciousness around race and culture in their organization.
In order to transform D&G as a whole, this role will focus on recruiting extraordinary new team members with an emphasis on underrepresented talent. Additionally, Tiffany's role will include conducting on-going training to expand consciousness around empathy, race and culture, and the narratives with which they are represented in the media.

Education

Georgia State University

Bachelor of Arts - BA, Major: Film, Minor: Journalism · (1994 - 1998)